Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153






                               September 28, 2007



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Paul Fischer

            RE:   NEXTWAVE WIRELESS INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-144974
                  FILED JULY 30, 2007

Ladies and Gentlemen:

      On behalf of our client, NextWave Wireless Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff's letter dated August 28, 2007, regarding the Registration Statement on Form S-3 (the "Registration Statement") of the Company (File No. 333-144974, together with exhibits thereto).

      Set forth below in bold are each of the comments in the Staff's letter. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

      GENERAL
      -------

1. WE NOTE THAT YOU ARE REGISTERING THE SALE OF APPROXIMATELY OVER 31 MILLION SHARES OF COMMON STOCK. GIVEN THE SIZE RELATIVE TO THE NUMBER OF SHARES OUTSTANDING HELD BY NON-AFFILIATES, THE NATURE OF THE OFFERING AND SOME OF THE SELLING SECURITY HOLDERS, THE TRANSACTION APPEARS TO BE A PRIMARY OFFERING. BECAUSE YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY OFFERING ON FORM S-3, YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY AT-THE-MARKET OFFERING UNDER RULE 415(A)(4). THEREFORE, YOU SHOULD WITHDRAW THE CURRENT REGISTRATION STATEMENT, FILE A NEW REGISTRATION STATEMENT ON A PERMISSIBLE FORM; SET A FIXED PRICE AT WHICH THE SECURITY HOLDER WILL SELL THE SECURITIES; AND IDENTIFY THE SELLING SECURITY HOLDERS AS UNDERWRITERS IN

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 2



      THE FILING. IF YOU DISAGREE WITH OUR ANALYSIS, PLEASE ADVISE US OF YOUR BASIS FOR DETERMINING THAT THE TRANSACTION IS APPROPRIATELY CHARACTERIZED AS A TRANSACTION THAT IS ELIGIBLE TO BE MADE UNDER RULE 415(A)(1)(I). IN YOUR ANALYSIS, PLEASE ADDRESS THE FOLLOWING AMONG ANY OTHER RELEVANT
      FACTORS:

        o THE NUMBER OF SELLING SHAREHOLDERS AND THE PERCENTAGE OF THE OVERALL OFFERING MADE BY EACH SHAREHOLDER;

        o THE DATE ON WHICH AND THE MANNER IN WHICH EACH SELLING SHAREHOLDER RECEIVED THE SHARES AND/OR THE OVERLYING SECURITIES;

        o THE RELATIONSHIP OF EACH SELLING SHAREHOLDER WITH YOU, INCLUDING AN ANALYSIS OF WHETHER THE SELLING SHAREHOLDER IS YOUR AFFILIATE;

        o   ANY RELATIONSHIPS AMONG THE SELLING SHAREHOLDERS;

        o THE DOLLAR VALUE OF THE SHARES REGISTERED IN RELATION TO THE PROCEEDS THAT YOU RECEIVED FROM THE SELLING SHAREHOLDERS FOR THE SECURITIES, EXCLUDING AMOUNTS OF PROCEEDS THAT WERE RETURNED (OR WILL BE RETURNED) TO THE SELLING SHAREHOLDERS AND/OR THEIR AFFILIATES IN FEES OR OTHER PAYMENTS;

        o THE DISCOUNT AT WHICH THE SHAREHOLDERS WILL PURCHASE THE COMMON STOCK UNDERLYING THE SENIOR PREFERRED STOCK UPON CONVERSION OR EXERCISE; AND

        o WHETHER OR NOT ANY OF THE SELLING SHAREHOLDERS IS IN THE BUSINESS OF BUYING AND SELLING SECURITIES.

      The Company respectfully submits that the resale of up to 253,000 shares (the "Preferred Shares") of its Series A Senior Convertible Preferred Stock (the "Series A Preferred Stock") and up to 30,984,784 shares of its Common Stock, par value $0.001 per share (the "Common Stock"), to be issued upon the conversion of the Preferred Shares (the "Underlying Shares") by the selling stockholders included in the Registration Statement (the "Selling Stockholders") is a secondary offering and not a primary offering on behalf of the Company.

      The Company acknowledges that after giving effect to the conversion of the Series A Preferred Stock, the Underlying Shares would represent 37.5% of the Company's outstanding common shares held by non-affiliates.(1) Before

--------
(1) As of August 25, 2007, the Company had 92,663,491 shares of Common Stock outstanding. Of such shares, 51,706,987, or 55.80%, are held by non-affiliates of the Company. Such calculation excludes the Common Stock held be executive officers, directors and holders of more than 10% of the Common Stock outstanding as of August 25, 2007. This calculation does not reflect a determination that such persons are affiliates for any other purpose. The 355,000 shares of outstanding Series A Preferred Stock are currently convertible into 32,755,845 shares of Common Stock. After giving effect to such conversion, the Company would have 125,419,336 shares of Common Stock outstanding on an as-converted basis. Of such shares, 84,462,832, or 67.34%, would be held by non-affiliates of the Company.

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 3



      giving effect to the conversion of the Series A Preferred Stock, the Underlying Shares to be registered for resale represent 60.0% such shares (while presented for completeness, the Company does not believe such percentage accurately reflects the ownership represented by the Underlying Shares, as by definition, the Underlying Shares will not be outstanding unless the Series A Preferred is converted). It has been reported that the Staff has expressed concerns, primarily in the case of offerings involving securities with variable conversion ratios or exercise prices, that registered resale offerings involving more than 33% of the issuer's outstanding shares held by non-affiliates may constitute indirect primary offerings.(2) In determining whether a secondary offering is in fact an indirect primary offering in which the selling shareholders are acting as a conduit for the issuer, we understand that the Staff considers the totality of the circumstances, including those outlined in the Staff's letter and in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997).

      As we will outline in greater detail below, because none of the Selling Stockholders is acting on behalf of the Company and because the Registration Statement covers only securities being offered or sold by persons other than the Company or any of its affiliates, the Company believes that the resale of the Preferred Shares and the Underlying Shares pursuant to the Registration Statement (the "Resale") is appropriately characterized as a transaction that is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i).

      While Rule 415(a)(1)(x) is not applicable to the current offering, given the Staff's comment the Company wishes to clarify that it is eligible to conduct a primary offering on Form S-3. The aggregate market value of Company's common equity held by non-affiliates is approximately $301 million based on the closing price per share of the Common Stock on Nasdaq on September 25, 2007. The Company has been a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") since June 30, 2006, when the Company's predecessor, NextWave Wireless LLC, became a reporting company pursuant to Section 12(g) of the Exchange Act. On November 14, 2006, the Company filed a Current Report on Form 8-K announcing that it became a successor in interest to NextWave Wireless LLC in connection with a holding company merger completed on November 13, 2007. The Company has filed in a timely manner all reports required to be filed under the Exchange Act during the past twelve calendar months pursuant to Instruction I.A. of Form S-3.

--------
(2) See "Unblocking Clogged PIPEs: SEC Focuses on the Availability of Rule 415", Insights, Volume 21, Number 5, May 2007 by Stanley Keller and William Hicks.

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 4



      The Company presents below its analysis of the factors requested in the Staff's comment and in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997). The Company believes that when these factors are viewed as a whole, they support its position that the Resale is a secondary offering.

  A.  The Number Of Selling Shareholders And The Percentage Of The Overall
      --------------------------------------------------------------------
      Offering Made By Each Shareholder
      ---------------------------------

      The Company issued and sold 355,000 shares of its Series A Preferred Stock in a private placement completed on March 28, 2007 (the "Private Placement"). In the Private Placement, shares of Series A Preferred Stock were purchased by 21 holders (several holders purchased through more than one of their investment vehicles, yielding a total of 10 separate purchasers when affiliated funds are combined). Certain purchasers did not possess or have waived registration rights and are not included as Selling Stockholders. The percentage of the Resale to be offered by each Selling Stockholder is set forth in the table below.


                                                              PERCENTAGE
      SELLING SHAREHOLDER NAME(3)                             OF RESALE
      ---------------------------                             ---------
      Avenue Capital Group                                        39.5%
      D.E. Shaw Group 11.9%
      Highbridge Capital                                          10.1%
      Investcorp Interlachen Multi-Strategy Master Fund            3.0%
      Limited
      Kings Road Investments Ltd.                                  9.9%
      Stanfield Offshore Leveraged Assets, Ltd.                    9.9%
      York Capital                                                15.7%


      In the context of this response, we respectfully note that whether a Selling Stockholder should be deemed an underwriter in making resales is a facts and circumstances test and not a percentage test. See SEC Release No. 33-6383; SEC Telephone Interpretations, Rule 415, Number 5 (July
      1997).

  B.  The Date On Which And The Manner In Which Each Selling Shareholder
      ------------------------------------------------------------------
      Received The Shares And/Or The Overlying Securities
      ---------------------------------------------------

      As described in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, the Selling Stockholders purchased the Preferred Shares from the Company in a private placement pursuant to a Securities Purchase Agreement on March 28, 2007. The private placement was exempt from the registration requirements of the Securities Act pursuant to
      Section 4(2) thereof and constituted the primary offering by the Company.

--------
(3) Affiliated funds have been combined.

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 5



      The negotiation of the terms of the Preferred Shares was on an arms length basis.

  C.  The Relationship Of Each Selling Shareholder With You, Including An
      -------------------------------------------------------------------
      Analysis Of Whether The Selling Shareholder Is Your Affiliate
      -------------------------------------------------------------

      Each of the Selling Stockholders' relationship with the Company was, and is now, one of an investor. The total beneficial ownership of the Company's Common Stock (including the Underlying Shares) of each selling shareholder is set forth in the table below (calculated in accordance with Rule 13d-3 of the Exchange Act).


      SELLING SHAREHOLDER NAME                           PERCENTAGE OF
                                                         COMMON STOCK
      ------------------------                           -------------
      Avenue Capital Group                                        13.1%
      D.E. Shaw Group                                              3.8%
      Highbridge Capital                                           3.3%
      Investcorp Interlachen Multi-Strategy Master Fund            1.1%
      Limited
      Kings Road Investments Ltd.                                  3.4%
      Stanfield Offshore Leveraged Assets, Ltd.                    3.2%
      York Capital                                                 5.0%


      Each of the Selling Stockholders other than the funds managed by Avenue Capital Management II, L.P. (the "Avenue Capital Group") beneficially owns 5% or less of the Common Stock and has no indicia of control such as executive officer status, board representation rights or voting or other contractual rights not shared by other securityholders. While Avenue Capital Group beneficially owns approximately 13.1% of the shares of Common Stock, and Robert Symington, an employee of Avenue Capital Management II, L.P. sits on NextWave's Board of Directors, the Avenue Capital Group similarly does not have control rights such as board representation rights or other voting or contractual rights not shared by other stockholders. Mr. Symington was an independent director of NextWave prior to any investment in the Company by Avenue Capital Group. Avenue Capital Group has disclosed in its Schedule 13G filed with the Securities and Exchange Commission that Mark Lasry, Avenue Capital Management II GenPar, LLC and Avenue Capital Management II, L.P. have sole voting power and dispositive power over the shares of Common Stock beneficially owned by the various members of the Avenue Capital Group. Mr. Symington is not an executive officer, director or equityholder of any member of the Avenue Capital Group. In determining that none of the Selling Stockholders, including Avenue Capital, is an affiliate, the Company has also considered the fact that as of August 25, 2007 Allen Salmasi and his controlled entity Navation, Inc. beneficially own approximately 25.4% of the Common Stock, Douglas F. Manchester and his controlled entity Manchester Financial Group, L.P. beneficially own approximately 11.2% of the Common Stock, and all executive officers and directors of the Company

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 6



      as a group beneficially own approximately 36.0% of the Common Stock, each calculated in accordance with Rule 13d-3.

  D.  Any Relationships Among The Selling Shareholders
      ------------------------------------------------

      The Company is not aware of any relationship among the Selling Shareholders. Each Selling Stockholder has represented in the Securities Purchase Agreement that neither itself nor any of its affiliates or representatives is acting as a financial advisor or fiduciary to any other Selling Stockholder, nor will have any duty or responsibility to any other Selling Stockholder on a continuing basis.

  E.  The Dollar Value Of The Shares Registered In Relation To The Proceeds
      ---------------------------------------------------------------------
      That You Received From The Selling Shareholders For The Securities,
      -------------------------------------------------------------------
      Excluding Amounts Of Proceeds That Were Returned (Or Will Be Returned) To
      -------------------------------------------------------------------------
      The Selling Shareholders And/Or Their Affiliates In Fees Or Other Payments
      --------------------------------------------------------------------------

      The Company received gross cash proceeds of $355 million from the Private Placement of the Preferred Shares, with $253 million of such proceeds being attributable to sales of Preferred Shares to the Selling Stockholders. Net proceeds to the Company in the Private Placement were $351 million. The $4 million difference between the gross proceeds of the Preferred Shares and the net proceeds represent fees paid to UBS Securities LLC as placement agent for the Offering and to legal counsel. No proceeds have been or will be returned to the Selling Stockholders or their affiliates in fees or other payments. As of the most recent dividend accrual date, the dollar value of the Preferred Shares being registered, based on their liquidation preference (there is no public market for the Preferred Shares) was $257,954,583.33 million, which is equal to the gross proceeds of the Private Placement attributable to the Selling Stockholders plus approximately $4.95 million in dividends accrued since the issuance of the Preferred Stock. The current dollar value of the Underlying Shares being registered is $180,331,442 million, which is equal to $342.4 million, which is the liquidation preference of the Preferred Shares assuming accretion of dividends until March 28, 2011, divided by the Conversion Price of $11.05, yielding 30,984,784 Underlying Shares, having a value per share of $5.82, based on the closing price per share of the Common Stock on Nasdaq on September 25, 2007.

  F.  The Discount At Which The Shareholders Will Purchase The Common Stock
      ---------------------------------------------------------------------
      Underlying The Senior Preferred Stock Upon Conversion Or Exercise
      -----------------------------------------------------------------

      There will be no discount applicable to the purchase of Underlying Shares upon conversion of the Preferred Shares. The Preferred Shares are convertible by holders into a number of Underlying Shares equal to the liquidation preference then in effect divided by a fixed conversion price of $11.05. The liquidation preference is expected to increase over time as quarterly dividends on the Preferred Shares may be added to the liquidation preference in lieu of cash dividends until March 28, 2011.

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 7


      At the time of issuance, the conversion price of $11.05 was a 10.5% premium to the closing price per share of the Common Stock on Nasdaq ($10.00). Currently, the conversion price represents an 89.9% premium to the closing price per share of the Common Stock on Nasdaq on September 25, 2007 ($5.82).

      The Preferred Shares do not have "antidilution" or similar adjustments which are triggered by the issuance of additional shares at less than a particular value. The conversion price similarly does not adjust based on the trading price of the Common Stock. The conversion price would only be adjusted in the event of fundamental corporate events such as a stock dividend or distribution or a combination or subdivision of shares of the Company. These types of adjustments would not result in the creation of a "discount" upon conversion, but simply ensure that the holders of the Preferred Shares maintain a consistent interest in the common ownership structure of the Company in such an event.

  G.  Whether Or Not Any Of The Selling Shareholders Is In The Business Of
      --------------------------------------------------------------------
      Buying And Selling Securities
      -----------------------------

      While the Selling Stockholders are investment funds in the business of buying and selling securities, each of the Selling Stockholders has made an investment in the Company for its own account and holds the risk of ownership. The Company respectfully submits that the Selling Stockholders are not acting as a conduit for a primary distribution of securities by the Company. The Selling Stockholders purchased the Preferred Shares on March 28, 2007, approximately six months ago, and, except for one trade between two of the Selling Stockholders, have not sold any securities since such time. Even after the registration statement is declared effective, the Selling Stockholders will continue to bear the risk of ownership as long as they hold the Preferred Shares or the Underlying Securities.(4) In addition, the Company notes that many of the Selling Stockholders have held long-term investment positions in the Company's securities. Avenue Capital Group, Highbridge Capital, Investcorp Interlachen Multi-Strategy Master Fund Limited and Kings Road Investments Ltd., who collectively comprise approximately 62.5% of the Resale, have been invested in the Company since July 2006.

      None of the Selling Stockholders is in the business of underwriting securities. Based on information provided to the Company, Investcorp Investment Advisers Limited (IIAL), a manager of Investcorp Interlachen Multi-Strategy Master Fund Limited, and an SEC registered investment adviser, is under common control with N.A. Investcorp LLC (NAI), an NASD member broker dealer who is not participating in the sale of the Preferred


--------
(4) The risk of market changes in the Company's stock price is borne wholly by the Selling Stockholders. As noted above, the price for the Company's Common Stock has declined by approximately 41.8% since the closing of the Private Placement, resulting in an increase in the effective premium for the conversion price to approximately 89.9%.

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 8


      Shares to or the Underlying Shares by the Selling Stockholders. A spouse of an employee of Interlachen Capital Group LP, the investment manager of Investcorp Interlachen Multi-Strategy Master Fund Limited, may be associated with an NASD member. None of the other Selling Stockholders has advised the Company that they are broker-dealers or affiliated with broker-dealers.

      As disclosed in the "Use of Proceeds" section of the Prospectus, the Company will not receive any proceeds from the Resale of the Preferred Shares or Underlying Securities and the only proceeds it received from the sale of the Series A Preferred Stock were received in connection with the closing of the Private Placement on March 28, 2007.

      The Company respectively contends that the cumulative impact of the above discussed items presents sufficient circumstances to warrant the Offering to be treated as a resale secondary offering under Rule 415.

      THE OFFERING, PAGE 3
      --------------------

2. DISCLOSE IN A TABLE THE DOLLAR AMOUNT OF EACH PAYMENT (INCLUDING THE VALUE OF ANY PAYMENTS TO BE MADE IN COMMON STOCK) IN CONNECTION WITH THE CONVERTIBLE PREFERRED SECURITIES TRANSACTION THAT YOU HAVE MADE OR MAY BE REQUIRED TO MAKE TO THE SELLING SHAREHOLDERS, ANY AFFILIATE OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (INCLUDING ANY INTEREST PAYMENTS, LIQUIDATED DAMAGES, PAYMENTS MADE TO "FINDERS" OR "PLACEMENT AGENTS," AND ANY OTHER PAYMENTS OR POTENTIAL PAYMENTS). PLEASE PROVIDE FOOTNOTE DISCLOSURE OF THE TERMS OF EACH SUCH PAYMENT. PLEASE DO NOT INCLUDE ANY REPAYMENT OF PRINCIPAL ON THE CONVERTIBLE SECURITIES IN THIS DISCLOSURE.

      FURTHER, DISCLOSE THE NET PROCEEDS TO YOU FROM THE SALE OF THE CONVERTIBLE PREFERRED AND THE TOTAL POSSIBLE PAYMENTS TO THE SELLING SHAREHOLDERS AND ANY AFFILIATES IN THE FIRST YEAR FOLLOWING THE SALE OF THE CONVERTIBLE PREFERRED SHARES.

            The Registration Statement has been revised on pages 4 - 6 in response to the Staff's comment. Pursuant to the terms of the Preferred Shares, the Selling Stockholders are entitled to quarterly dividend payments and redemption payments (if applicable) as described on pages 4 to 5 of the Registration Statement. In addition, as described on page 5 of the Registration Statement, the dividend rate is subject to adjustment if the Company fails to comply with certain of its obligations under the Securities Purchase Agreement. Pursuant to the Registration Rights Agreement entered into in connection with the Private Placement, the Company agreed to pay all expenses in connection with the filing of the Registration

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 9


            Statement, which expenses are disclosed in the Registration
            Statement.

            The Company has included a statement on page 7 of the Registration Statement clarifying that, except pursuant to the terms of the Preferred Shares as described in the Prospectus, the Company has not made and is not obligated to make any payment in connection with the Private Placement or the Resale to the Selling Stockholders, any affiliate of the Selling Stockholders or any person with whom any Selling Stockholder has a contractual relationship. Accordingly, the Company has not included a table of payments as requested by the Staff's comment..

      COMMON STOCK OFFERED BY THE SELLING STOCKHOLDERS, PAGE 3
      --------------------------------------------------------

3. PLEASE REVISE TO BRIEFLY DESCRIBE HOW THE CONVERSION PRICE ADJUSTMENT FEATURE WORKS.

            The Registration Statement has been revised on pages 5 and 6 in response to the Staff's comment. As noted above, the Preferred Shares do not have "antidilution" or similar adjustments which are triggered by the issuance of additional shares at less than a particular value. The conversion price similarly does not adjust based on the trading price of the Common Stock.

      COMMON STOCK TO BE OUTSTANDING AFTER THIS OFFERING, PAGE 3
      ----------------------------------------------------------

4. DISCLOSE THAT THE SHARES BEING REGISTERED REPRESENT ___% OF YOUR SHARES CURRENTLY OUTSTANDING AND ___% OF YOUR SHARES HELD BY NON-AFFILIATES.

            The Registration Statement has been revised on page 5 in response to the Staff's comment.

5. DISCLOSE THE TOTAL DOLLAR VALUE OF THE SECURITIES UNDERLYING THE CONVERTIBLE PREFERRED STOCK THAT YOU HAVE REGISTERED FOR RESALE (USING THE NUMBER OF UNDERLYING SECURITIES THAT YOU HAVE REGISTERED FOR RESALE AND A RECENT MARKET PRICE PER SHARE FOR THOSE SECURITIES).

            The Registration Statement has been revised on page 5 in response to the Staff's comment.

      SELLING STOCKHOLDERS, PAGE 32
      -----------------------------

6. PLEASE TELL US IN YOUR RESPONSE LETTER WHETHER ANY OF THE SELLING STOCKHOLDERS IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER. IF A SELLING STOCKHOLDER IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER, YOUR PROSPECTUS SHOULD ALSO STATE, IF TRUE:

        o   THAT SUCH SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS; AND

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 10


        o AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

      The Registration Statement has been revised on page 34 to reflect that each Selling Stockholder represented to us at the time of its purchase in the Private Placement that: (i) the Preferred Shares are being acquired for investment by such Selling Stockholder in the ordinary course of business and not with a view towards distribution and (ii) it does not have any agreement or understanding with any other person to sell or otherwise distribute the Preferred Shares.

      Based on information provided to the Company, Investcorp Investment Advisers Limited (IIAL), a manager of Investcorp Interlachen Multi-Strategy Master Fund Limited, one of the Selling Stockholders, and an SEC registered investment adviser, is under common control with N.A. Investcorp LLC (NAI), an NASD member broker dealer who is not participating in the sale of the Preferred Shares to or the Underlying Shares by the Selling Stockholders. A spouse of an employee of Interlachen Capital Group LP, the investment manager of Investcorp Interlachen Multi-Strategy Master Fund Limited, may be associated with an NASD member. None of the other Selling Stockholders have advised the Company that they are broker-dealers or affiliated with broker-dealers.

7. PLEASE REVISE TO IDENTIFY THE NATURAL PERSON OR PERSONS HAVING VOTING AND/OR DISPOSITIVE POWERS OVER THE SHARES HELD BY NON-NATURAL ENTITIES, TO THE EXTENT THEY ARE NOT WIDELY-HELD.

            The Registration Statement has been revised on pages 34-37 in response to the Staff's comment.

8. PLEASE DISCLOSE THE TOTAL POSSIBLE PROFIT THE SELLING SHAREHOLDERS COULD REALIZE AS A RESULT OF ANY CONVERSION DISCOUNT FOR THE SECURITIES UNDERLYING THE CONVERTIBLE PREFERRED SHARES, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED IN SEPARATE COLUMNS OR ROWS:

        o THE CURRENT MARKET PRICE PER SHARE OF THE SECURITIES UNDERLYING THE CONVERTIBLE PREFERRED;

        o THE CURRENT CONVERSION PRICE PER SHARE OF THE UNDERLYING SECURITIES, CALCULATED BY USING THE PRICE PER SHARE ESTABLISHED IN THE CONVERTIBLE PREFERRED SECURITIES;

        o THE TOTAL POSSIBLE SHARES UNDERLYING THE CONVERTIBLE PREFERRED (ASSUMING COMPLETE CONVERSION OF THE CONVERTIBLE PREFERRED SHARES AND ALL DIVIDEND PAYMENTS MADE IN SHARES) AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE PREFERRED CALCULATED BY USING THE CONVERSION PRICE AS OF

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 11


            THE DATE OF THIS PROSPECTUS AND THE TOTAL POSSIBLE NUMBER OF SHARES THE SELLING SHAREHOLDERS MAY RECEIVE.

        o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE SECURITIES, CALCULATED BY USING THE MARKET PRICE PER SHARE AS OF THE DATE OF THIS PROSPECTUS AND THE TOTAL POSSIBLE SHARES UNDERLYING THE CONVERTIBLE PREFERRED; AND

        o THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE OF THE CONVERTIBLE PREFERRED, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION FROM THE MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE PREFERRED AS OF THE DATE OF THIS PROSPECTUS.

      SINCE THERE ARE PROVISIONS IN THE CONVERTIBLE PREFERRED THAT COULD RESULT IN A CHANGE IN THE CONVERSION PRICE PER SHARE, PLEASE PROVIDE ADDITIONAL TABULAR DISCLOSURE AS APPROPRIATE. FOR EXAMPLE, IF THE CONVERSION PRICE PER SHARE IS FIXED UNLESS AND UNTIL THE MARKET PRICE FALLS BELOW A STATED PRICE, AT WHICH POINT THE CONVERSION PRICE PER SHARE DROPS TO A LOWER PRICE, PLEASE PROVIDE ADDITIONAL DISCLOSURE.

            The requested disclosure seeks information concerning the total possible profit that may be realized by the Selling Shareholders as a result of conversion discounts. Because the Preferred Shares do not include any conversion discount, the requested disclosure is inapplicable and has not been provided. In addition, as described above, there is no adjustment to the conversion price per share except in highly limited circumstances such as a stock split or combination. Also see note 4 above.

9. PLEASE PROVIDE US IN YOUR RESPONSE LETTER, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, A TABLE SHOWING THE TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION OR EXERCISE PRICE DISCOUNTS FOR SECURITIES UNDERLYING ANY OTHER WARRANTS, OPTIONS, NOTES, OR OTHER NEXTWAVE WIRELESS SECURITIES THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED IN SEPARATE COLUMNS OR ROWS:

        o   THE CURRENT PRICE PER SHARE OF THE UNDERLYING SECURITIES;

        o THE CURRENT CONVERSION/EXERCISE PRICE PER SHARE OF THAT OTHER SECURITY, CALCULATED AS FOLLOWS:

            + IF THE CONVERSION/EXERCISE PRICE PER SHARE IS SET AT A FIXED PRICE, USE THE CURRENT PRICE PER SHARE; AND

            + IF THE CONVERSION/EXERCISE PRICE PER SHARE IS NOT SET AT A FIXED PRICE AND, INSTEAD, IS SET AT A FLOATING RATE IN RELATIONSHIP TO THE MARKET PRICE OF THE UNDERLYING SECURITY, USE THE

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 12


                CONVERSION/EXERCISE DISCOUNT RATE AND THE CURRENT MARKET PRICE PER SHARE AND DETERMINE THE CONVERSION/EXERCISE PRICE PER SHARE AS OF THAT DATE;

        o THE TOTAL POSSIBLE SHARES TO BE RECEIVED UNDER THE PARTICULAR SECURITIES (ASSUMING COMPLETE CONVERSION/EXERCISE);

        o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES, CALCULATED BY USING THE CURRENT MARKET PRICE PER SHARE AND THE TOTAL POSSIBLE SHARES TO BE RECEIVED;

        o THE TOTAL POSSIBLE SHARES TO BE RECEIVED AND THE COMBINED CONVERSION/EXERCISE PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THAT OTHER SECURITY CALCULATED BY USING THE CURRENT
            CONVERSION/EXERCISE PRICE AND THE TOTAL POSSIBLE NUMBER OF UNDERLYING SHARES; AND

        o THE TOTAL POSSIBLE DISCOUNT TO THE CURRENT MARKET PRICE, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION/EXERCISE PRICE FROM THE COMBINED CURRENT MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES.

      As disclosed in the Company's previous Exchange Act filings, in July 2006, the Company issued its 7% Senior Secured Notes due 2010 (the "Notes") in the aggregate principal amount of $350.0 million. The purchasers of the Notes were investment funds and other institutional investors, including, among others, affiliates of Avenue Capital Group, Investcorp Interlachen Multi-Strategy Master Fund Limited, Highbridge Capital Management, LLC and Kings Road Investments Ltd., all of whom are Selling Stockholders. None of the purchasers of the Notes received any compensation in connection with the financing.

      As an integral part of the Notes financing described above, the Company entered into a warrant agreement with the purchasers of the Notes whereby following completion of the corporate conversion holding company merger on November 13, 2006, it issued warrants to purchase 4,110,382 shares of Common Stock. The shares issuable upon exercise of the warrants represented 5% of the outstanding shares of the Company's Common Stock of as of the date of the Company's corporate conversion merger and before giving effect to the exercise of any warrant. The warrants have an exercise price of $0.01 per share (subject to certain adjustments as set forth in the warrant agreement) and are exercisable at any time from the date of issuance until July 15, 2009, and have standard anti-dilution protection provisions. The Shelf Registration Statement registering the shares underlying the warrants was declared effective by the Staff on December 29, 2006.

      For the reasons described below, the Company believes that it may be misleading to investors to present the information requested by the Staff

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 13



      relating to the warrants in the Registration Statement. In addition, the Company does not believe such information is material to investors.

      The issuance and sale of the Notes and related warrants is not related to the Private Placement or the Resale. The two transactions are separated by eight months and had no mutual conditions. The entire proceeds from the Notes offering were designated for the acquisition of spectrum licenses and were used for the acquisition of WCS Wireless, Inc. for $160.5 million, the acquisition of two new EBS leases for $22.1 million and for the majority of the funding for the acquisition of 154 AWS licenses for $115.6 million. The proceeds from the Private Placement were designated to fund working capital needs and potential strategic transactions. The Private Placement was not contemplated at the time of the Notes transaction and the warrants were not offered as an inducement to participate in any future financing rounds. While some of the Selling Stockholders were also purchasers of the Notes, 36.6% of the Notes and 55.5% of the Series A Preferred Stock were purchased by investors that did not invest in the other transaction.

      The warrants were issued as an integral part of the Notes transaction, and were intended to induce the Note purchasers to accept financing terms that were more favorable to the Company than otherwise obtainable. Of the $297.5 million paid by the Note purchasers, $24.3 million was allocated to the purchase of the warrants. Accordingly, the Company believes it would be misleading to view the penny exercise price of the warrants in isolation and to deem the spread between the exercise price and the market price of the Common Stock "profit". The table below attempts to show the current economics of the warrants. In addition to the information requested by the Staff, we have also included two columns that show both the purchase price allocation the investors have in the shares underlying the warrants as well as the current realizable profit based on the difference between the current market price of the Company's Common Stock and the holders' purchase price allocation. We have included these columns because we believe they more accurately depict the underlying economics of the Notes transaction.

-------------------------------------------------------------------------------------------------
                                               Current                             Current
                             Purchase          market value      Current           realizable
Number of                    Price             (based on         realizable        profit
shares        Exercise       Allocation        $5.82 share       profit            (based on
underlying    price          of warrants       price as of       (based on         purchase
the           ($0.01         ($5.91 per        September         exercise          price
warrants      per share)     share)            25, 2007)         price)            allocation)
-------------------------------------------------------------------------------------------------
4,110,382     $41,103.82     $24,292,357.62    $23,992,423.24    $23,881,319.02    $(369,934.61)
-------------------------------------------------------------------------------------------------

10. PLEASE PROVIDE US IN YOUR RESPONSE LETTER, WITH A VIEW TO DISCLOSURE IN THE PROSPECTUS, A TABLE OF ALL PRIOR SECURITIES TRANSACTIONS BETWEEN YOU (OR ANY OF YOUR PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 14



      SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS), WITH THE TABLE INCLUDING THE FOLLOWING INFORMATION DISCLOSED SEPARATELY FOR EACH TRANSACTION:

        o   THE DATE OF THE TRANSACTION;

        o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION;

        o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS;

        o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE ISSUED OR ISSUABLE IN CONNECTION WITH THE TRANSACTION;

        o THE PERCENTAGE OF TOTAL ISSUED AND OUTSTANDING SECURITIES THAT WERE ISSUED OR ISSUABLE IN THE TRANSACTION (ASSUMING FULL ISSUANCE), WITH THE PERCENTAGE CALCULATED BY TAKING THE NUMBER OF SHARES ISSUED OR ISSUABLE IN CONNECTION WITH THE APPLICABLE TRANSACTION, AND DIVIDING THAT NUMBER BY THE NUMBER OF SHARES ISSUED AND OUTSTANDING PRIOR TO THE APPLICABLE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS;

        o THE MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION IMMEDIATELY PRIOR TO THE TRANSACTION (REVERSE SPLIT-ADJUSTED, IF NECESSARY); AND

        o THE CURRENT MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION (REVERSE SPLIT-ADJUSTED, IF NECESSARY).

      Please see response #9. Other than as reflected in response #9, there have been no additional securities transactions between the Company and the Selling Stockholders since the formation of the Company.

11.   IN A TABLE, PROVIDE DISCLOSURE THAT COMPARES:

        o THE NUMBER OF SHARES OUTSTANDING PRIOR TO THE MARCH, 2007 CONVERTIBLE PREFERRED TRANSACTION THAT ARE HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, AND AFFILIATES OF THE SELLING SHAREHOLDERS;

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 15



        o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN PRIOR REGISTRATION STATEMENTS;

        o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS THAT CONTINUE TO BE HELD BY THE SELLING SHAREHOLDER OR AFFILIATES OF THE SELLING SHAREHOLDERS;

        o THE NUMBER OF SHARES THAT HAVE BEEN SOLD IN REGISTERED RESALE TRANSACTIONS BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS; AND

        o THE NUMBER OF SHARES REGISTERED FOR RESALE ON BEHALF OF THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN THE CURRENT TRANSACTION.

      IN THIS ANALYSIS, THE CALCULATION OF THE NUMBER OF OUTSTANDING SHARES SHOULD NOT INCLUDE ANY SECURITIES UNDERLYING ANY OUTSTANDING CONVERTIBLE SECURITIES, OPTIONS, OR WARRANTS.

            The Registration Statement has been revised on pages 34 - 37 to make it clear in the selling stockholder table that the only shares owned by the Selling Stockholders are as described above in response #9.

12.   PLEASE DISCLOSE THE FOLLOWING INFORMATION:

        o A MATERIALLY COMPLETE DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS THAT HAVE EXISTED IN THE PAST THREE YEARS OR ARE TO BE PERFORMED IN THE FUTURE BETWEEN YOU (OR ANY OF YOUR PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) - THE INFORMATION PROVIDED SHOULD INCLUDE, IN REASONABLE DETAIL, A COMPLETE DESCRIPTION OF THE RIGHTS AND OBLIGATIONS OF THE PARTIES IN CONNECTION WITH THE SALE OF THE CONVERTIBLE PREFERRED; AND

        o COPIES OF ALL AGREEMENTS BETWEEN YOU (OR ANY OF YOUR PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) IN CONNECTION WITH THE SALE OF THE CONVERTIBLE PREFERRED.

      IF IT IS YOUR VIEW THAT SUCH A DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS BETWEEN AND AMONG THOSE PARTIES ALREADY IS PRESENTED IN THE PROSPECTUS AND THAT ALL AGREEMENTS BETWEEN AND/OR AMONG THOSE PARTIES ARE

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 16



      INCLUDED AS EXHIBITS TO THE REGISTRATION STATEMENT, PLEASE PROVIDE US WITH CONFIRMATION OF YOUR VIEW IN THIS REGARD.

            The Company hereby confirms that a description of the relationships, arrangements and agreements between and among the referenced parties have been incorporated into the Registration Statement. In addition, when required by Item 601 of the Regulation S-K, these agreements have been filed as exhibits in the Company's past filings.

13. DISCLOSE WHETHER - BASED ON INFORMATION OBTAINED FROM THE SELLING SHAREHOLDERS - THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION IN YOUR COMMON STOCK AND, IF ANY SELLING SHAREHOLDER HAS AN EXISTING SHORT POSITION IN YOUR STOCK, THE FOLLOWING ADDITIONAL INFORMATION:

        o THE DATE ON WHICH EACH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION; AND

        o THE RELATIONSHIP OF THE DATE ON WHICH EACH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION TO THE DATE OF THE ANNOUNCEMENT OF THE MARCH, 2007 PRIVATE PLACEMENT AND THE FILING OF THE REGISTRATION STATEMENT (E.G., BEFORE OR AFTER THE ANNOUNCEMENT OF THE MARCH, 2007 PRIVATE PLACEMENTS, BEFORE THE FILING OR AFTER THE FILING OF THE REGISTRATION STATEMENT, ETC.).

      Each Selling Stockholder represented and covenanted in the Securities Purchase Agreement that it, and its affiliates, have not and will not enter into any short positions during the period from which they were approached by UBS Securities in connection with the Private Placement until the public announcement of the Private Placement.

      The Company has inquired of the Selling Stockholders whether such entities have an existing short position in the Company's stock. Each of the Selling Stockholders has advised the Company either that it does not hold a short position in the Company's Common Stock or that such Selling Stockholder is aware of the Staff's positions set forth in Item A.65 of the SEC Telephone Interpretation Manual.

14.   DISCLOSE IN A TABLE:

        o THE GROSS PROCEEDS PAID OR PAYABLE TO YOU IN THE CONVERTIBLE PREFERRED TRANSACTION;

        o ALL PAYMENTS THAT HAVE BEEN MADE OR THAT MAY BE REQUIRED TO BE MADE BY YOU THAT ARE DISCLOSED IN RESPONSE TO COMMENT TWO ABOVE;

        o   THE RESULTING NET PROCEEDS TO YOU; AND

Paul Fischer
Securities and Exchange Commission
September 27, 2007
Page 17



        o THE COMBINED TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS REGARDING THE SECURITIES UNDERLYING THE CONVERTIBLE PREFERRED AND ANY OTHER WARRANTS, OPTIONS, NOTES, OR OTHER NEXTWAVE SECURITIES THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS THAT IS DISCLOSED IN RESPONSE TO COMMENTS EIGHT AND NINE.

      FURTHER, PLEASE DISCLOSE - AS A PERCENTAGE - THE TOTAL AMOUNT OF ALL POSSIBLE PAYMENTS AS DISCLOSED IN RESPONSE TO COMMENT TWO ABOVE AND THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE OF THE SHARES UNDERLYING THE CONVERTIBLE PREFERRED AS DISCLOSED IN RESPONSE TO COMMENT EIGHT DIVIDED BY THE NET PROCEEDS TO YOU FROM THE SALE OF THE CONVERTIBLE PREFERRED.

            As noted in response #2, the only fees paid in connection with the issuance of the Preferred Shares were to UBS Securities LLC as placement agent and to legal counsel. The Selling Stockholders did not receive any compensation in connection with the Offering. Also, as noted in response #1, the Preferred Shares have a fixed conversion price and were issued with a conversion premium, not a discount. As noted in response #9, the Company respectfully contends that the sale of the Notes and related warrants is not related to the Private Placement or the Resale.

      INCORPORATION BY REFERENCE, PAGE 43
      -----------------------------------

15. PLEASE REVISE TO SPECIFICALLY INCORPORATE BY REFERENCE YOUR MOST RECENT FORM 10-Q.

            The Registration Statement has been revised on page 46 in response to the Staff's comment.


      We would very much appreciate receiving the Staff's comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

                                    Sincerely yours,



                                    /s/   Marita A. Makinen
                                    -------------------------
                                       Marita A. Makinen




cc: Paul Fischer
    Larry Spirgel